January 22, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, D.C. 20549-4561

Attn:	Michael McTiernan

Re:	Meruelo Maddux Properties, Inc. (the “Company”)
Registration Statement on Form S-11
File No. 333-137457

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Friedman, Billings, Ramsey & Co., Inc.

UBS Securities LLC

As Representatives of the Several Underwriters,

By:	Friedman, Billings, Ramsey & Co., Inc.

Name:	James Kleeblatt
Title:	Senior Managing Director

January 22, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, D.C. 20549-4561

Attn:	Michael McTiernan

Re:	Meruelo Maddux Properties, Inc. (the “Company”)
Registration Statement on Form S-11
File No. 333-137457

Ladies and Gentlemen:

The following information with respect to the distribution of the preliminary prospectus dated January 2, 2007 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of preliminary prospectuses dated January 2, 2007 as distributed between January 2, 2007 and January 22, 2007 is as follows:

No. of Copies dated January 2, 2007
To Prospective Underwriters	30
To Institutions	5361
To Others (i.e., companies providing deal statistics)	2105
Total	7496

Sincerely,

Friedman, Billings, Ramsey & Co., Inc.

UBS Securities LLC

As Representatives of the Several Underwriters,

By:	Friedman, Billings, Ramsey & Co., Inc.

Name:	James Kleeblatt
Title:	Senior Managing Director

January 22, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, D.C. 20549-4561

Attn:	Michael McTiernan

Re:	Meruelo Maddux Properties, Inc. (the “Company”)
Registration Statement on Form S-11
File No. 333-137457

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 3:00 p.m. on Wednesday, January 24, 2007 or as soon thereafter as practicable.

Sincerely,

Friedman, Billings, Ramsey & Co., Inc.

UBS Securities LLC

As Representatives of the Several Underwriters,

By:	Friedman, Billings, Ramsey & Co., Inc.

Name:	James Kleeblatt
Title:	Senior Managing Director